SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   Amendment 4
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         BRAUVIN REAL ESTATE FUND L.P. 5
                            (Name of Subject Company)

 MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD
   INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND
  13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
Christine Simpson                             Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                          Amount of
                 Valuation*                           Filing Fee

                  $594,000                             $118.80

* For purposes of calculating the filing fee only. Assumes the purchase of 4,950 Units at a purchase price equal to $120 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $118.80
         Form or Registration Number:  Schedule TO
         Filing Party: Above-named Bidders
         Date Filed: June 21, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") to purchase up to 4,950 Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 5, a Delaware limited partnership (the "Issuer"), the subject company. The Offer terminated on October 1, 2001. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 404 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,842 Units, or approximately 19% of the total outstanding Units.












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

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 8, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MORAGA GOLD, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 13, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

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



PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


MORAGA FUND 1, L.P

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


/s/ STEVEN GOLD
-----------------------------------
Steven Gold




























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